SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

CKX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP NUMBER)

With a copy to:
Robert F.X. Sillerman	Kramer Levin Naftalis & Frankel LLP
c/o CKX, Inc.	1177 Avenue of the Americas
650 Madison Avenue, 16th Floor	New York, New York 10036
New York, New York 10022	Attention: Thomas E. Molner, Esq.
Tel. No.: (212) 838-3100	Tel. No.: (212) 715-9100

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12562M106	13D

1		NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,226,919
	8	SHARED VOTING POWER 3,556,392 (1)
	9	SOLE DISPOSITIVE POWER 16,226,919
	10	SHARED DISPOSITIVE POWER 3,556,392 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,783,311 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3 % of Common Stock (3)
14	TYPE OF REPORTING PERSON IN

 (1) Includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse and (ii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Sillerman through a trust for the benefit of Sillerman’s descendants.

(2) Includes (i) 15,626,919 shares of Common Stock owned of record by Sillerman which shares have been pledged, together with certain other collateral, to secure a personal loan extended by Deutsche Bank Trust Company Americas to Sillerman, (ii) 1,000,000 shares of Common Stock owned of record by Laura Sillerman and (iii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Sillerman through a trust for the benefit of Sillerman’s descendants.  In addition, this also includes 600,000 shares of Common Stock subject to vested options.

(3) Based on 93,065,044 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2010.

CUSIP No. 12562M106	13D

1		NAME OF REPORTING PERSONS SILLERMAN CAPITAL HOLDINGS, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4828981
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,566,392
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,566,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,566,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% of Common Stock (1)
14	TYPE OF REPORTING PERSON PN

(1) Based on 93,065,044 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2010.

Introductory Note:

This Amendment No. 13 (this “Statement”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by RFX Acquisition LLC, a Delaware limited liability company (“RFX”), and Robert F.X. Sillerman (“Sillerman”) on December 23, 2004 with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company,” “CKX” or “Issuer”) (the initial Schedule 13D is herein referred to as the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the “Partnership”), Howard J. Tytel, Mitchell J. Slater and Thomas P. Benson on February 11, 2005 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC by Sillerman and the Partnership on January 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC by Sillerman, the Partnership, Sillerman Capital Holdings, L.P. (“Capital Holdings”) and Simon Fuller (“Fuller”) on June 5, 2007 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, 19X, Inc., a Delaware corporation (the “Parent”), and the Tomorrow Foundation, a New York not for profit corporation (“Tomorrow”) on July 23, 2007 (“Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, Parent and Tomorrow on November 20, 2007 (“Amendment No. 5”), Amendment No. 6 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller, Parent and Tomorrow on May 30, 2008 (“Amendment No. 6”), Amendment No. 7 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller and Parent on November 6, 2008 (“Amendment No. 7”), Amendment No. 8 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller and Parent on November 28, 2008 (“Amendment No. 8”), Amendment No. 9 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on April 23, 2009 (“Amendment No. 9”), Amendment No. 10 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on October 22, 2009 (“Amendment No. 10”), Amendment No. 11 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on March 2, 2010 (“Amendment No. 11”) and Amendment No. 12 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on May 21, 2010 (“Amendment No. 12”). Sillerman and Capital Holdings are collectively herein referred to as the “Reporting Persons”. The Reporting Persons are jointly filing this Statement. Unless specifically amended hereby, the disclosures set forth in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 shall remain unchanged.

Item 2.   Identity and Background

Item 2(c) of Amendment No. 12 is hereby amended and restated in its entirety to read as follows:

(c) The principal business of Sillerman is a private investor. He is also the Chief Executive Officer and Chairman of the Board of FX Real Estate and Entertainment Inc., which has its principle executive offices at c/o CKX, Inc., 650 Madison Avenue, New York, New York 10022. In May 2010, the Company announced Sillerman’s resignation as Chairman and Chief Executive officer of the Company and from the Company’s Board of Directors. On May 22, 2010, Sillerman and the Company executed a Separation and Consulting Agreement regarding Mr. Sillerman's departure from the Company and such Separation and Consulting Agreement has been publically filed by the Company on Form 8-K, dated May 22, 2010. The principal business of Capital Holdings consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

Item 4.  Purpose of Transaction.

       Item 4 of Amendment 12 is hereby amended and supplemented with the following information:

The Reporting Persons are seeking to increase their holdings of Common Stock through private purchases or a public tender offer and are in discussions regarding arrangements to do so with a private financing source.  There is no assurance that they will make any such purchases or offer.  The Reporting Persons believe that such purchases would be a superior alternative to entry by the Company into a sale or other transaction at current prices or even at a premium to those prices because they would enable those shareholders who wish to continue to hold the

Company's common stock, and to benefit from potential future opportunities, to continue to do so.  It would also avoid potential payment of any "break-up" fee or similar amount by the Company.  In increasing their holdings of Common Stock, the Reporting Persons would seek sufficient holdings to represent a majority of the outstanding Common Stock together with other shareholders who agree with them regarding these matters, although the Reporting Persons do not currently have any agreement or arrangement with any such shareholders to this effect.  The Reporting Persons have communicated their intentions to the Company's Board of Directors.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 16, 2010

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P. By: Sillerman Capital Holdings, Inc., its general partner
By: /s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title: President